SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1)
of the Securities Exchange Act of 1934

DADE BEHRING HOLDINGS, INC.
(Name of Subject Company (Issuer))

Belfast Merger Co.
a wholly-owned subsidiary of
Siemens Corporation
an indirect, wholly-owned subsidiary of
SIEMENS AKTIENGESELLSCHAFT
(Name of Filing Persons (Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

23342J206
(CUSIP Number of class of securities)

Kevin M. Royer
Siemens Corporation
153 East 53rd Street
New York, New York 10022
(212) 258-4000
(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

with a copy to:

John A. Healy
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee*
$6,753,554,654	$207,348

*	Previously paid.

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 8, 2007 (the “Schedule TO”), relating to the offer by Belfast Merger Co., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation (“Parent”), which is an indirect, wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany (“Siemens AG”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of Dade Behring Holdings, Inc., a Delaware corporation (the “Company”), together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock (“Rights”) issued pursuant to the Rights Agreement, dated as of October 3, 2002, between the Company and Mellon Investor Services LLC, as Rights Agent (the Common Stock and the Rights together being referred to herein as the “Shares”), at a price of $77.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal. Except as otherwise provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

The Schedule TO is hereby supplemented and/or amended as provided below.

Item 3.	Identity and Background of Filing Person.

Part 1 of Schedule A to the Offer to Purchase, “Directors and Officers of Siemens AG,” is amended and supplemented as follows:

1. The “Principal Occupation/Employment; Material Positions Held in Past Five Years” column with respect to Prof. Johannes Feldmayer, a member of the Managing Board, is amended to read “Executive Vice-President since August 2003; prior thereto Head of Corporate Strategies; member of the Supervisory Board of Infineon AG since 2005; member of the Supervisory Board of ExxonMobil Central Europe Holding GmbH since 2005.”

2. The “Principal Occupation/Employment; Material Positions Held in Past Five Years” column with respect to Dr. Heinrich Hiesinger, a member of the Managing Board, is amended to read “Executive Vice-President since June 2007; President of the Building Technologies Group of Siemens AG from 2003 to May 2007; President of the Power Transmission and Distribution Group of Siemens AG from 2000 to 2003.”

3. The “Principal Occupation/Employment; Material Positions Held in Past Five Years” column with respect to Dr. Jürgen Radomski, a member of the Managing Board, is amended to read “Executive Vice-President, Head of Corporate Personnel; member of the Supervisory Board of Alba AG since 2006; member of the Supervisory Board of Dräger Medical AG since 2003; member of the Supervisory Board of DKV Deutsche Krankenversicherung AG since 2003.”

4. The “Principal Occupation/Employment; Material Positions Held in Past Five Years” column with respect to Dr. Gerhard Cromme, a member of the Supervisory Board, is amended to read “Chairman of the Supervisory Board; Chairman of the Supervisory Board, ThyssenKrupp AG; member of the Supervisory Board, Allianz SE since 2001; member of the Supervisory Board of Axel Springer AG since 2002; member of the Supervisory Board of Lufthansa AG from 2002 to June 2007; member of the Supervisory Board of E.ON AG from 1993 to June 2007; member of the Supervisory Board of E.ON Ruhrgas AG from 1992 to 2005; member of the Supervisory Board of Hochtief AG from 2004 to 2006; member of the Supervisory Board of Volkswagen AG from 1997 to 2006; member of the Supervisory Board of Compagnie de Saint-Gobain S.A. since 2005; member of the Supervisory Board of BNP Paribas S.A. from 2003 to June 2007; member of the Supervisory Board of SUEZ S.A. from 1995 to June 2007; member of the Supervisory Board of Thales AG from 1998 to 2002.”

5. The “Principal Occupation/Employment; Material Positions Held in Past Five Years” column with respect to Dr. Josef Ackerman, a member of the Supervisory Board, is amended to read “Second Deputy Chairman of the Supervisory Board; Chairman of the Management Board, Deutsche Bank AG; member of the Supervisory Board of Bayer AG from 2002 to April 2007; member of the Supervisory Board of Deutsche Lufthansa AG from 2003 to 2006; member of the Supervisory Board of Linde AG from 1997 to 2006; member of the Board of Directors of Stora Enso Oyifrom from 1998 to 2003.”

6. The “Principal Occupation/Employment; Material Positions Held in Past Five Years” column with respect to Dr. Albrecht Schmidt, a member of the Supervisory Board, is amended to read “Bank director (retired); member of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft AG; Chairman of the Supervisory Board of Bayerische Hypo-und Vereinsbank AG from 2003 to 2005; Chairman of the Supervisory

Board of Bank Austria Creditanstalt AG from 2001 to 2003; member of the Supervisory Board of Thyssen’sche Handelsgesellschaft m.b.H. since 2003.”

7. The “Principal Occupation/Employment; Material Positions Held in Past Five Years” column with respect to Dr. Henning Schulte-Noelle, a member of the Supervisory Board, is amended to read “Chairman of the Supervisory Board, Allianz SE, since 2003; member of the Managing Board of Allianz AG from 1991 to 2003; member of the Supervisory Board of E.ON AG; member of the Supervisory Board of ThyssenKrupp AG; member of the Supervisory Board of BASF AG from 1992 to 2003; member of the Supervisory Board of Linde AG from 1996 to 2003.”

8. The “Principal Occupation/Employment; Material Positions Held in Past Five Years” column with respect to Lord Iain Vallance of Tummel, a member of the Supervisory Board, is amended to read “Chairman, Amsphere Ltd. since 2005; Chairman, Nations Healthcare Ltd. from 2005 to February 2007; Vice-Chairman, The Royal Bank of Scotland Group from 1993 to 2005.”

Item 8.	Interest in Securities of the Subject Company.

The first sentence of the fifth paragraph of Section 9 of the Offer to Purchase is amended and supplemented as follows:

“Except as set forth in the following sentence, none of Siemens AG, Parent or Purchaser, or, to the best of their knowledge, any of the persons set forth in Schedule A hereto nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares or has engaged in any transactions in the Shares in the past 60 days. The following persons listed on Schedule A to this Offer to Purchase beneficially own or have purchased the Shares set forth opposite their names during the past 60 days: Dr. Josef Ackerman (1,003,338 Shares) and Jerry I. Speyer (1,505 Shares). Parent and Purchaser have been advised that Deutsche Bank AG and certain affiliates are the record owners of the Shares that may be deemed to be beneficially owned by Dr. Ackerman by reason of his position as the Chairman of the Management Board of Deutsche Bank AG. Parent and Purchaser have been advised that the Shares beneficially owned by Mr. Speyer were acquired through an account managed on behalf of Mr. Speyer by a broker authorized to invest on his behalf and that Mr. Speyer was not involved in this investment decision-making. Mr. Speyer was not aware of the proposed transaction with the Company as of the dates on which the Shares were acquired on his behalf.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 22, 2007

BELFAST MERGER CO.

/s/ E. Robert Lupone Name: E. Robert Lupone Title: Authorized Representative

/s/  Kenneth R. Meyers
Name: Kenneth R. Meyers

Title:	Authorized Representative

SIEMENS CORPORATION

/s/ E. Robert Lupone Name: E. Robert Lupone Title: Senior Vice President, General Counsel and
Secretary

/s/  Kenneth R. Meyers
Name: Kenneth R. Meyers

Title:	Vice President, Mergers and Acquisitions

SIEMENS AKTIENGESELLSCHAFT

/s/ E. Robert Lupone Name: E. Robert Lupone Title: Authorized Representative

/s/  Kenneth R. Meyers
Name: Kenneth R. Meyers

Title:	Authorized Representative